SEC Mail Processing

OCT 31 2018

Washington, DC

18010048

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

| OMB APPROVAL | |
|---|---|
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SEC FILE NUMBER
8-25132

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/2017 (MM/DD/YY) AND ENDING 06/30/2018 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A.G.P. / Alliance Global Partners Corp. (formerly known as Euro Pacific Capital, Inc.)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

88 Post Road West, 2nd Floor
(No. and Street)

| Westport | CT | 06880 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patricia A. McDonald 203-662-9700, Ext. 102
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farber Hass Hurley LLP
(Name – *if individual, state last, first, middle name*)

| 9301 Oakdale Avenue, #230 | Chatsworth | CA | 91311 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

RECEIVED 2018 OCT 31 PM 3:29 SEC / TM

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Phil Michals, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A.G.P. / Alliance Global Partners Corp. (formerly known as Euro Pacific Capital, Inc.), as of October 30, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

Notary Public

**Marion Lanice Miller**
***Notary Public***
***My Commission Expires Sept. 30, 2022***

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Farber Hass Hurley LLP

*Certified Public Accountants*

9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 727-7700

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Board of Directors and Shareholder
Of A.G.P/Alliance Global Partners Corp dba Euro Pacific Capital, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of A.G.P/Alliance Global Partners Corp dba Euro Pacific Capital, Inc. (the "Company") as of June 30, 2018, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly in all material respects, the financial position of the Company as of June 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements, Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1, Schedule II, Computation of Determining Reserve Pursuant to Rule 15c3-3, and Schedule III, Information for Possession or Control Requirements Pursuant to Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

We have served as the Company's auditor since 2018.
Chatsworth, California
October 29, 2018

# A.G.P./ALLIANCE GLOBAL PARTNERS CORP.
# dba EURO PACIFIC CAPITAL, INC.

## STATEMENT OF FINANCIAL CONDITION

## YEAR ENDED JUNE 30, 2018

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 6,393,965 |
| Cash, customer escrow | | 9,764 |
| Deposits with clearing organizations | | 100,000 |
| Receivables: | | |
| Clearing organizations | | 4,172,723 |
| Employees | | 175,175 |
| Other | | 114,040 |
| Officers | | 6,974 |
| Deposits | | 86,635 |
| Investments in securities, at fair value | | 230,848 |
| Securities owned, at fair value | | 21,833 |
| Prepaid expenses and other assets | | 204,938 |
| Property and equipment, net | | 151,129 |
| Deferred taxes | | 121,047 |
| **Total Assets** | $ | 11,789,071 |
| **Liabilities and Shareholders' Equity** | | |
| **Liabilities** | | |
| Payables: | | |
| Other | $ | 667,112 |
| Clearing organizations | | 33,221 |
| Accrued liabilities | | 4,123,630 |
| Securities sold, not yet purchased, at fair value | | 2,352,203 |
| Income taxes payable, current | | 780,748 |
| **Total Liabilities** | | 7,956,914 |
| **Shareholders' Equity** | | |
| Common stock, $1 par value, 1,000 authorized shares, 1,000 shares issued and 600 outstanding | | 600 |
| Additional paid-in-capital | | 551,335 |
| Retained earnings | | 3,280,222 |
| **Total Shareholders' Equity** | | 3,832,157 |
| **Total Liabilities and Shareholders' Equity** | $ | 11,789,071 |

*The accompanying notes are an integral part of these financial statements*

# A.G.P./ALLIANCE GLOBAL PARTNERS CORP.
# dba EURO PACIFIC CAPITAL, INC.

## STATEMENT OF INCOME

## YEAR ENDED JUNE 30, 2018

| | |
|---|---|
| **Revenues** | |
| Brokerage revenue | $ 8,854,557 |
| Registered offerings and underwritting revenue | 7,867,329 |
| Investment advisory revenue | 6,685,043 |
| Investment banking advisory revenue | 2,318,477 |
| Perth Mint trading revenue | 184,088 |
| Other revenue | 630,989 |
| **Total Revenue** | 26,540,483 |
| **Operating Expenses** | |
| Employee costs and benefits | 10,161,707 |
| Commissions | 4,890,453 |
| Consulting, legal and professional fees | 4,088,569 |
| Clearing, trading and exchange fees | 1,720,580 |
| Information, technology and communication | 1,014,022 |
| Occupancy and equipment rental | 847,704 |
| Other expenses | 1,172,074 |
| **Total Operating Expenses** | 23,895,109 |
| **Net Income Before Income Taxes** | 2,645,374 |
| **Provision for Income Taxes** | 962,280 |
| **Net Income** | $ 1,683,094 |

# A.G.P./ALLIANCE GLOBAL PARTNERS CORP.
# dba EURO PACIFIC CAPITAL, INC.

## STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

## YEAR ENDED JUNE 30, 2018

| | Shares Issued | | Common Stock | | Additional Paid-in Capital | | Retained Earnings | | Total Shareholders' Equity |
|---|---|---|---|---|---|---|---|---|---|
| **Balance - Beginning** | 600 | $ | 600 | $ | 201,335 | $ | 1,597,128 | $ | 1,799,063 |
| Net income | -- | | -- | | -- | | 1,683,094 | $ | 1,683,094 |
| Capital contribution | -- | | -- | | 350,000 | | -- | $ | 350,000 |
| **Balance - Ending** | 600 | $ | 600 | $ | 551,335 | $ | 3,280,222 | $ | 3,832,157 |

*The accompanying notes are an integral part of these financial statements*

# A.G.P./ALLIANCE GLOBAL PARTNERS CORP.
# dba EURO PACIFIC CAPITAL, INC.

## STATEMENT OF CASH FLOWS

### YEAR ENDED JUNE 30, 2018

| | |
|---|---|
| **Cash Flows from Operating Activities** | |
| Net income | $ 1,683,094 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation and amortization | 66,963 |
| Deferred taxes | 174,981 |
| Noncash compensation received for services | (231,738) |
| Changes in operating assets and liabilities: | |
| Cash, customer escrow | 2,788 |
| Receivables: | |
| Clearing organizations | (3,147,379) |
| Employees | (174,375) |
| Other | (114,040) |
| Officer | (6,974) |
| Deposits | (44,353) |
| Investments in securities, at fair value | 14,227 |
| Securities owned, at fair value | (5,810) |
| Prepaid expenses and other assets | (61,097) |
| Payables: | |
| Customer | (168) |
| Other | 637,995 |
| Clearing organizations | 14,773 |
| Accrued liabilities | 2,898,548 |
| Securities owned, not yet purchased, at fair value | 2,352,203 |
| Income taxes payable, current | 794,555 |
| **Net Cash From Operating Activities** | 4,854,193 |
| **Cash Flows from Capital Activities** | |
| Capital contribution | 350,000 |
| **Net Cash From Capital Activities** | 350,000 |
| **Net Increase in Cash and Cash Equivalents** | 5,204,193 |
| **Cash and Cash Equivalents - Beginning** | 1,189,772 |
| **Cash and Cash Equivalents - Ending** | $ 6,393,965 |
| **Supplemental Disclosures of Cash Flow Information** | |
| Interest paid | $ 11,416 |
| Income taxes paid (recovered) | $ (7,256) |

*The accompanying notes are an integral part of these financial statements*

## NOTE 1 – NATURE OF ORGANIZATION

A.G.P./Alliance Global Partners Corp. (also doing business as Euro Pacific Capital, Inc.), (the "Company"), a California corporation, has been approved as a registered broker-dealer with the Securities and Exchange Commission ("SEC") under SEC Rule 15(b)(11) and with the Financial Industry Regulatory Authority ("FINRA") and is a member of the Securities Investor Protection Corporation ("SIPC").

The Company operates pursuant to the (k)(2)(i) and (k)(2)(ii) exemptive provisions of the SEC Rule 15c3-3 and does not hold customer funds or securities. The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another broker-dealer. The Company does not hold funds or securities for or owe funds or securities to customers other than as noted in Note 3. As a result, the Company is exempt from certain provisions and requirements of the SEC.

There was a change in control and ownership of the Company when the Company's outstanding stock was acquired by Alliance Global, LLC on January 31, 2018.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### *REVENUE RECOGNITION*

The Company has established revenue recognition policies for each of its income items, including brokerage revenue, private placement commission, and Perth Mint trading revenue.

### BROKERAGE REVENUE

The Company earns commissions through stock purchases and sale transactions, mutual fund purchases, government and corporate bonds transactions, fee-based managed accounts, and ticket charges. The Company earns revenue in the form of 12b-1 fees and interest on account balances. The earnings process is substantially complete at the trade date in accordance with the regulations of the SEC and accounting principles generally accepted in the United States of America, ("U.S. GAAP").

The Company also receives credit adjustments for clearing charge adjustments that are netted against any clearing charges the Company may incur for the period. These adjustments are recognized as income in the period received, unless otherwise noted by the clearing firm.

Unrealized gains and losses are recorded at the time that the Company reconciles its trading positions with the market value. The unrealized gains or losses are adjusted to market until the position is settled or the trade is cancelled.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### INVESTMENT ADVISORY REVENUE

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

### REGISTERED OFFERINGS AND UNDERWRITING REVENUE

Registered offerings and underwriting revenue include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an agent or is part of a selling group. Registered offerings and underwriting revenues are recorded at the time the transaction is completed and the commission earned is reasonably determinable.

### PERTH MINT TRADING REVENUE

Perth Mint revenues include fees charged arising from gold and silver certificate offerings in which the Company acts as an agent. Perth Mint revenue is recorded on a trade date basis.

### INVESTMENT BANKING ADVISORY REVENUE

Investment banking advisory revenue is recognized as earned per the terms of the contracts.

### *PROPERTY AND EQUIPMENT*

Property and equipment, including leasehold improvements, are recorded at cost and are depreciated over the estimated useful lives of the related assets, which range from three to seven years Repair and maintenance costs are expensed as incurred. Leasehold improvements are depreciated over the shorter of the lease term or estimated useful life. Improvements which increase the productive value of assets are capitalized and depreciated over the remaining useful life of the related asset.

### *RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATIONS*

The balances shown as receivable from and payable to clearing organizations represent amounts due in connection with the Company's normal transactions involving trading of securities. Management considers all receivables to be collectible, therefore no allowance for doubtful accounts has been provided.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### *VALUATION OF INVESTMENTS IN SECURITIES AT FAIR VALUE – DEFINITION AND HIERARCHY*

In accordance with U.S. GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company used various valuation approaches. In accordance with U.S. GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the input as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

*VALUATION OF INVESTMENTS IN SECURITIES AT FAIR VALUE – DEFINITION AND HIERARCHY (CONTINUED)*

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

*VALUATION TECHNIQUES*

**Investments in Securities and Securities Owned**

The Company values investments in securities that are freely tradable and are listed on a national securities exchange at their last sales price as of the last business day of the year. Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "ask" price if sold short.

**Derivative Contracts**

The Company records its derivative activities at fair value. Gains and losses from derivative contracts are included in net realized gain or loss and net change in unrealized appreciation on investments in securities recorded as Other Revenue in the statement of income. Derivative contracts consist of warrants.

Depending on the underlying security and the terms of the transaction, the fair value of certain derivatives may be able to be modeled using a series of techniques including the Black-Scholes option-pricing model, simulation models, or a combination thereof. Pricing models take into account the contract terms (including maturity) as well as multiple inputs, including, where applicable, time value, implied volatility, equity prices, interest rate yield curves, prepayment speeds, interest rates, loss severities, credit risks, credit curves, default rates, and currency rates. Certain pricing models do not entail material subjectivity as the methodologies employed include pricing inputs that are observed from actively quoted markets. In the case of more established derivative contracts, the pricing models used by

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### *VALUATION TECHNIQUES (CONTINUED)*

**Derivative Contracts (continued)**

the Company are widely accepted by marketplace participants. Derivative contracts are generally categorized in Levels 2 or 3 of the fair value hierarchy, unless actively traded in which they would be categorized as Level 1.

### *SECURITIES OWNED*

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition.

### *FOREIGN CURRENCY TRANSACTIONS*

Assets denominated in foreign currencies are translated at year-end rates of exchange, while the operating statement accounts are translated at rates of exchange existing at month's end. Gains or losses resulting from foreign currency transactions are included in the statement of operations.

### *INCOME TAXES*

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefit and expense and assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefit and expense is adjusted when new information is available or when an event occurs that requires a change. Potential interest and penalties associated with such uncertain tax positions are recorded as a component of income tax expense.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### *USE OF ESTIMATES*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Accordingly, actual results could differ from those estimates.

### *STOCK-BASED COMPENSATION*

The company records compensation expense based on the fair value for new awards and previously issued awards that are modified, repurchased, or cancelled after the adoption date. Such value is recorded over the requisite service period using the straight-line method.

### *RECENT ACCOUNTING PRONOUNCEMENTS*

#### *ACCOUNTING STANDARDS UPDATE 2014-09*

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The new standard is in effect for fiscal years beginning July 1, 2018, and interim periods therein, using the modified retrospective method. The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU-2014-09 and are largely consistent with existing guidance and current practices applied by the Company. The Company will provide additional disaggregation of revenue in accordance with ASU 2014-09.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### *RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)*

#### *ACCOUNTING STANDARDS UPDATE 2016-02*

In February 2016, the FASB issued ASU 2016-02, Leases, which establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of operations. The Company is currently reviewing the impact of the new reporting requirements under ASU 2016-02 and will adopt the provisions of this guidance for fiscal years beginning July 1, 2019, and interim periods therein.

### *SUBSEQUENT EVENTS*

The Company has evaluated subsequent events through the date the financial statements were issued. All material subsequent events requiring adjustment to or disclosure in the financial statements are reflected therein.

## NOTE 3 – CUSTOMER ESCROW AND PURCHASE DEPOSITS

The Company receives payments from clients for the purchase of precious metal certificates offered through the Perth Mint. The payments are deposited into an escrow account pending purchase of the certificate on behalf of the client with an offsetting entry to a client purchase deposit liability account. Once the trade has completed, the corresponding deposit liability is offset and the commissions from the completed trades remain in the escrow account until paid out. As of June 30, 2018, the escrow account held no customer escrow deposits or client purchase deposit liabilities, $2,174 in commissions from completed trades due to the Company, and $7,590 of the Company's funds held in the account to cover any charges the account might incur.

## NOTE 4 – FAIR VALUE MEASUREMENTS

The following table presents information about the Company's assets and liabilities measured at fair value as of June 30, 2018:

| Description | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Assets | | | | |
| Common Stocks: | | | | |
| Australia: | | | | |
| Transport/Warehouse | 21,833 | -- | -- | 21,833 |
| Total Common Stocks | $ 21,833 | $ -- | $ -- | $ 21,833 |
| Derivative Contracts: | | | | |
| United States: | | | | |
| Healthcare | -- | -- | 135,238 | 135,238 |
| Technology | -- | -- | 95,551 | 95,551 |
| Canada: | | | | |
| Basic materials-mining | -- | -- | 59 | 59 |
| Total Derivative Contracts | $ -- | $ -- | $ 230,848 | $ 230,848 |
| Total Assets | $ 21,833 | $ -- | $ 230,848 | $ 252,681 |

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Liabilities | | | | |
| Securities sold, not yet purchased: | | | | |
| United States: | | | | |
| Manufacturing | $ 2,352,203 | $ -- | $ -- | $ 2,352,203 |
| Total Liabilities | $ 2,352,203 | $ -- | $ - | $ 2,352,203 |

## NOTE 4 – FAIR VALUE MEASUREMENTS (CONTINUED)

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended June 30, 2018;

| Level 3 Rollforward | Warrants |
|---|---|
| Balance – Beginning June 30, 2017 | $13,337 |
| Transfers into Level 3 | -- |
| Purchases | 231,738 |
| Sales | -- |
| Change in realized and unrealized gains (losses) | ( 14,227) |
| Balance – Ending June 30, 2018 | $230,848 |

## NOTE 5 – DERIVATIVE CONTRACTS

Investments in derivative contracts are subject to additional risks that can result in a loss of all or part of an investment. The Company's derivative activities and exposure to derivative contracts are classified by their primary underlying risks of equity price. In addition to its primary underlying risks, the Company is also subject to additional counterparty risk due to the inability of its counterparties to meet the terms of their contracts.

### *WARRANTS*

In the normal course of business, the Company may receive warrants as part of its private placement activities which they record as revenue and an investment. The value of a warrant has two components: time value and intrinsic value. A warrant has a limited life and expires on a certain date. As time to the expiration date of a warrant approaches, the time value of a warrant will decline. In addition, if the stock underlying the warrant declines in price, the intrinsic value of an "in the money" warrant will decline. Further, if the price of the stock underlying the warrant does not exceed the strike price of the warrant on the expiration date, the warrant will expire worthless. As a result, there is the potential for the Company to lose its entire investment in a warrant.

The Company is exposed to counterparty risk from the potential failure of an issuer of warrants to settle its exercised warrants. The maximum risk of loss from counterparty risk to the Company is the fair value of the contracts and its basis of the warrants. The Company considers the effects of counterparty risk when determining the fair value of its investments in warrants.

### NOTE 5– DERIVATIVE CONTRACTS (CONTINUED)

#### *VOLUME OF DERIVATIVE ACTIVITIES*

At June 30, 2018, the volume of the Company's derivative activities based on their notional amounts and number of contracts, categorized by primary underlying risk, are as follows:

| | Long Exposure | |
|---|---|---|
| Primary Underlying Risk | Notional Amounts | Number of Contracts |
| Equity price: | | |
| Warrants | $ 476,655 | 1,055,556 |

Notional amounts for warrants are based on the number of contracts times the fair value of the underlying instruments as if exercised at June 30, 2018.

#### *IMPACT OF DERIVATIVES ON THE STATEMENT OF FINANCIAL CONDITION AND STATEMENT OF OPERATIONS*

The following table identifies the fair value amounts of derivative instruments included in the statement of financial condition as investments in securities, categorized by primary underlying risk, at June 30, 2018. The following table also identifies the net gain (loss) amount included in net realized gain or loss and net change in unrealized appreciation/depreciation on investments in securities recorded as other revenue in the statement of operations, categorized by primary underlying risk, for the year ended June 30, 2018:

| Primary Underlying Risk | Derivative Assets | Amount of Gain (Loss) |
|---|---|---|
| Equity price: | | |
| Warrants | $ 230,848 | $ (14,227) |

## NOTE 6 – PROPERTY AND EQUIPMENT

As of June 30, 2018, property and equipment consisted of the following:

| | | Useful life |
|---|---|---|
| Computers | $ 339,385 | 5 |
| Furniture and fixtures | 152,894 | 7 |
| Automobiles | 141,937 | 5 |
| Leasehold improvements | 24,745 | 15 |
| Total | 658,961 | |
| Less: accumulated depreciation | 507,832 | |
| Net property and equipment | $ 151,129 | |

## NOTE 7 – STOCK OPTION PLAN

In 2012, the Company adopted the 2012 Euro Pacific Capital, Inc. Incentive Plan (the "Plan"). The Plan authorized the Board to grant options for a maximum of 150 shares to eligible employees and directors under incentive and non-statutory stock option agreements. Eligible participants who are not employees may be granted only non-statutory stock options. Each stock option shall have a stated exercise price of $166,000 per share of stock on the date of grant. The options must be exercised within 10 years of the grant date. All grants as of June 30, 2018, fully vest on date of grant. As of June 30, 2018, there were no unvested options. The average life remaining on the vested options is approximately 4 years.

Information with respect to activity under the Plan is as follows:

| | Number of Shares | Exercise Price per Share | Weighted Average Exercise Price |
|---|---|---|---|
| Options outstanding July 1, 2017 | 100 | $166,000 | $166,000 |
| Granted | -- | -- | -- |
| Exercise | -- | -- | -- |
| Canceled | -- | -- | -- |
| Options outstanding, June 30, 2018 | 100 | $166,000 | $166,000 |
| Options exercisable, June 30, 2018 | 100 | $166,000 | $166,000 |

## NOTE 7 – STOCK OPTION PLAN (CONTINUED)

The weighted average grant date fair value was valued at zero, based on the certainty that the options will never be exercised. There was no other unrecognized compensation expense associated with these options.

## NOTE 8 – INCOME TAXES

The current and deferred portion of the income tax expense (recovery) included in the statement of operations for the year ended June 30, 2018 is as follows:

| | Current | Deferred | Total |
|---|---|---|---|
| Federal tax (recovery) | $ 548,688 | $ 150,496 | $ 699,184 |
| State tax (recovery) | 238,611 | 24,485 | 263,096 |
| | $ 787,299 | $ 174,981 | $ 962,280 |

Deferred income taxes are the result of timing differences between book and taxable income. The significant components of the Company's deferred tax assets and liabilities as of June 30, 2018 are:

| | |
|---|---|
| Deferred tax assets (liabilities): | |
| Realized losses carryover | $ 60,963 |
| Accrued employee benefits | 24,810 |
| Legal settlements | 21,600 |
| Rent amortization | 15,013 |
| Unrealized gains and losses | 8,728 |
| Other | 3,365 |
| Depreciation | (13,432) |
| Total | $ 121,047 |

The provisions of ASC 740-10 "Accounting for Uncertain Income Tax Positions", requires that the impact of tax positions be recognized in the financial statements if they are more likely than not of being sustained upon examination, based on the technical merits of the position. The Company's management has determined that the Company has no uncertain tax positions requiring recognition under ASC 740-10 as of June 30, 2018.

The Company files federal and state income tax returns. The statute of limitations for these jurisdictions is generally three to six years. The Company had no returns under examination as of June 30, 2018.

## NOTE 9 - COMMITMENTS AND CONTINGENCIES

### *OPERATING LEASES*

The Company leases office space in various locations including Scottsdale, Arizona, Newport Beach and Santa Monica, California, Westport, Connecticut. Boca Raton, Florida, Chicago, Illinois, New York, New York and Altoona, Wisconsin. These leases expire on various dates through 2025.

Rent expense was approximately $738,602 for the year ended June 30, 2018.

Future minimum lease payments under the Company's non-cancelable operating leases at June 30, 2018 were as follows:

| | | |
|---|---|---|
| 2019 | $ | 1,080,591 |
| 2020 | $ | 568,832 |
| 2021 | $ | 528,834 |
| 2022 | $ | 467,136 |
| 2023 forward | $ | 356,934 |
| | $ | 3,002,327 |

### *UNDERWRITING COMMITMENTS*

At times, the Company commits to the purchase of a certain amount of securities in connection with underwriting commitments. Should the Company not be able to find enough investors, the Company is obligated to purchase and hold securities to meet the commitment until they can be sold. As of June 30,2018, the Company had no outstanding commitments to purchase securities.

### *LITIGATIONS AND CLAIMS*

The Company is involved in various litigation, judicial, regulatory, and arbitration proceedings concerning matters arising in connection with the conduct of its business.

Management believes as of June 30, 2018, based on currently available information, that the results of such proceedings in the aggregate will not have a material, adverse effect on the Company's financial condition.

## NOTE 10 – PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company has a qualified 401(k) Plan under IRC section 401(a). Employees are eligible to participate in this plan after one (1) full year of employment and 1,000 hours of service. The Company made $50,045 in contribution for the fiscal year ended June 30, 2018.

## NOTE 11 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC") up to $250,000 or the Securities Investor Protection Corporation ("SIPC) up to $500,000. At times during the year ended June 30, 2018, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in these accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

## NOTE 12 – NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, accordingly, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of June 30, 2018, the Company had net capital of $2,380,746 which exceeded required net capital of $373,580 by $2,007,166. The Company's ratio of aggregate indebtedness to net capital was 2.36 to 1 at June 30, 2018, which was less than the maximum ratio of 15 to 1.

## NOTE 13 – RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA that resulted in a $0 change to net capital.

| | | |
|---|---|---|
| Net capital per unaudited FOCUS part IIA | | $ 2,380,746 |
| Adjustments: | | |
| Retained earnings | $ 227,878 | |
| Non-allowable assets | (227,878) | |
| Total adjustments | | 0 |
| Net capital per audited statement | | $ 2,380,746 |

## NOTE 14 – RELATED PARTY TRANSACTIONS

During the year ended June 30, 2018, the Company had transactions with Euro Pacific Asset Management which was related through common ownership through January 31, 2018. Effective February 1, 2018, the Company was no longer related with Euro Pacific Asset Management due to ownership changes of the Company.

### *CONSULTING FEES*

The Company has a sub-advisory agreement with Euro Pacific Asset Management ("EPAM") to act as an investment advisor for clients seeking investment advisory services pursuant to executed advisory contracts. The Company paid EPAM $3,005,956 in Consulting Fees for the year ended June 30, 2018 and there was $275,082 in unpaid fees at June 30, 2018. Consulting Fees paid to EPAM are billed to the Company monthly and are due upon presentation.

### *MANAGEMENT FEES*

The Company entered into a management agreement with EPAM whereby an agreed upon percentage of certain revenues less certain expenses designated as the "EPAM division" is payable to EPAM on a monthly basis in exchange for management services. For months in which the EPAM division's expenses exceed revenues, a reimbursement of the net deficit is due to the Company from EPAM. As of June 30, 2018, there was $15,465 receivable from EPAM under this agreement and is included in Receivables - Other of $114,040 on the Statement of Financial Condition.

## NOTE 15 - GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at June 30, 2018 or during the year then ended.

# SUPPLEMENTARY INFORMATION

# A.G.P./ALLIANCE GLOBAL PARTNERS CORP.
# dba EURO PACIFIC CAPITAL, INC.

## COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1

## JUNE 30, 2018

SCHEDULE I

| | | | | Audited Net Capital |
|---|---|---|---|---|
| **Computation of net capital** | | | | |
| Common stock | $ | 600 | | |
| Additional paid-in-capital | | 551,335 | | |
| Retained earnings | | 3,280,222 | | |
| **Total shareholder's equity** | | | $ | 3,832,157 |
| Less: non-allowable assets from the Statement of Financial Condition | | | | |
| Receivables: | | | | |
| Employees | | (175,175) | | |
| Others | | (114,040) | | |
| Officers | | (6,974) | | |
| Deposits | | (86,635) | | |
| Investments, at fair value | | (230,848) | | |
| Prepaid expenses and other assets | | (204,938) | | |
| Property and equipment, net | | (151,129) | | |
| Deferred tax recovery | | (121,047) | | |
| **Total non-allowable assets** | | | | (1,090,786) |
| **Net capital before haircuts** | | | | 2,741,371 |
| Haircut on equity securities | | (360,625) | | |
| **Total haircuts and undue concentration** | | | | (360,625) |
| **Net capital** | | | | 2,380,746 |
| **Computation net capital requirements** | | | | |
| Minimum net capital requirement | | | | |
| 6 2/3 percent of net aggregate indebtedness | $ | 373,580 | | |
| Minimum dollar net capital required | $ | 100,000 | | |
| Net capital required (greater of above) | | | | 373,580 |
| **Excess net capital** | | | $ | 2,007,166 |
| **Total aggregate indebtedness** | | | $ | 5,603,693 |
| Ratio of aggregate indebtedness to net capital | | | | 2.36 : 1 |

There is a difference between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated June 30, 2018 that resulted in a change of $0 to the net capital (see Note 13).

*See Independent Auditors' Report*

# A.G.P./ALLIANCE GLOBAL PARTNERS CORP.
# dba EURO PACIFIC CAPITAL, INC.

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

## JUNE 30, 2018

SCHEDULE II

The Company is exempt from the reserve requirements pursuant to Rule 15c3-3(k)(2)(i) and (k)(2)(ii).

*See Independent Auditors' Report*

# A.G.P./ALLIANCE GLOBAL PARTNERS CORP.
# dba EURO PACIFIC CAPITAL, INC.

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

## JUNE 30, 2018

SCHEDULE III

Information relating to possession or control requirements is not applicable to A.G.P./Alliance Global Partners Corp. dba Euro Pacific Capital, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i) and(k)(2)(ii).

**Farber Hass Hurley** LLP

*Certified Public Accountants*

9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 727-7700

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of A.G.P./Alliance Global Partners Corp. dba Euro Pacific Capital, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by A.G.P./Alliance Global Partners Corp. dba Euro Pacific Capital, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of A.G.P./Alliance Global Partners Corp. dba Euro Pacific Capital, Inc. for the year ended June 30, 2018 , solely to assist you and SIPC in evaluating A.G.P./Alliance Global Partners Corp. dba Euro Pacific Capital, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). A.G.P./Alliance Global Partners Corp. dba Euro Pacific Capital, Inc.'s management is responsible for A.G.P./Alliance Global Partners Corp. dba Euro Pacific Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

Chatsworth, California

October 29, 2018

# A.G.P./ALLIANCE GLOBAL PARTNERS CORP.
# dba EURO PACIFIC CAPITAL, INC.

## SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION

## ASSESSMENTS AND PAYMENTS

## FOR THE YEAR ENDED JUNE 30, 2018

| | | Amount |
|---|---|---|
| Total assessment | $ | 36,375 |
| SIPC-6 general assessment<br>Payment made on January 25, 2018 | | (10,644) |
| SIPC-7 general assessment<br>Payment made on August 20, 2018 | | (25,384) |
| SIPC-7 general assessment<br>Payment made on October 29, 2018 | | (347) |
| Total assessment balance<br>(overpayment carried forward) | $ | 0 |

*See Independent Auditors' Report*

Farber Hass Hurley LLP

*Certified Public Accountants*

9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 727-7700

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of A.G.P./Alliance Global Partners Corp dba Euro Pacific Capital, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEA Rule 17a-5(d), in which (1) A.G.P./Alliance Global Partners Corp dba Euro Pacific Capital, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which A.G.P./Alliance Global Partners Corp dba Euro Pacific Capital, Inc. claimed exemptions from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) A.G.P./Alliance Global Partners Corp dba Euro Pacific Capital, Inc. stated that the Company had met the identified exemption provisions throughout the most recent fiscal without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs(k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

Chatsworth, California
October 29, 2018

Alliance Global Partners
Member SIPC and FINRA

# Assertions Regarding Exemption Provisions

We, as members of management of A.G.P. / Alliance Global Partners Corp dba Euro Pacific Capital, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company claims exemptions from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii) and (k)(2)(i).

The Company met the identified exemptions provisions without exception throughout the fiscal year ending June 30, 2018.

**Euro Pacific Capital, Inc.**

By:

Phil Nichols
Executive Chair

October 29, 2018

38 Post Road West, Westport, CT 06880
Tel: 203-662-9700; 800-727-7922 Fax: 203-662-9771
Website: https://www.allianceg.com